02005077

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 47728

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EPI INVESTMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 S. LOS ROBLES AVENUE, SUITE 440
(No. and Street)

PASADENA	CALIFORNIA	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANE M. RUBIN, CPA	NOVOGRADAC & COMPANY LLP	(415) 356-8000
W. ROBERT KOHORST	EPI INVESTMENT GROUP, INC.	(626) 585-5920
		(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NOVOGRADAC & COMPANY LLP
(Name — if individual, state last, first, middle name)

246 FIRST STREET, 5TH FLOOR, SAN FRANCISCO, CALIFORNIA 94105
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, W. ROBERT KOHORST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EPI INVESTMENT GROUP, INC., as of DECEMBER, 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition./Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On 2/13/02 (Date), before me, Stacey L. McClain, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")) personally appeared W. Robert Kohorst (Name(s) of Signer(s)),

☑ personally known to me
☐ proved to me on the basis of satisfactory evidence

STACEY LYNNE MCCLAIN
Commission # 1318894
Notary Public - California
Los Angeles County
My Comm. Expires Aug 26, 2005

Place Notary Seal Above

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Stacey L. McClain
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer

Signer's Name: ______________________

☐ Individual
☐ Corporate Officer — Title(s): ______________________
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______________________

Signer Is Representing: ______________________

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EPI INVESTMENT GROUP, INC.
FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION
For the years ended December 31, 2001 and 2000
with
Independent Auditors' Report

EPI INVESTMENT GROUP, INC.
TABLE OF CONTENTS
For the years ended December 31, 2001 and 2000



ATLANTA SAN FRANCISCO AUSTIN

Independent Auditors' Report

To the Board of Directors of EPI Investment Group, Inc.:

We have audited the accompanying statements of financial condition of EPI Investment Group, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EPI Investment Group, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 11 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Novogradac & Company LLP

January 17, 2002
San Francisco, California

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

EPI INVESTMENT GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
For the years ended December 31, 2001 and 2000

	2001	2000
ASSETS		
Current assets:		
Cash	$ 22,916	$ 13,629
Accounts receivable	---	44,475
Total current assets	22,916	58,104
Other assets:		
Broker license costs	5,108	5,108
Organization costs	291	291
	5,399	5,399
Less: accumulated amortization	(5,399)	(5,399)
Total other assets	---	---
Total assets	$ 22,916	$ 58,104
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Due to affiliates	$ 3,000	$ 34,968
Total current liabilities	3,000	34,968
Stockholder's equity:		
Common stock, $.10 cents par value; 1,000 shares authorized, issued and outstanding	100	100
Paid-in capital	20,500	20,500
Retained earnings (deficit)	(684)	2,536
Total stockholder's equity	19,916	23,136
Total liabilities and stockholder's equity	$ 22,916	$ 58,104

see accompanying notes

EPI INVESTMENT GROUP, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2001 and 2000

	2001	2000
REVENUE		
Medallion guarantee service fees	$ 27,426	$ 34,099
Other commitment fees	113,176	116,250
Total revenue	140,602	150,349
EXPENSES		
General and administrative expenses	36,075	36,075
Rent expense	12,000	12,000
Management fee	72,000	72,000
Equipment rental expense	21,267	21,304
Accounting	3,000	6,119
Amortization	---	66
Dues and subscriptions	691	525
Insurance	657	1,237
Office expenses	101	---
Other expenses	---	38
Total expenses	145,791	149,364
Net income (loss) before income taxes	(5,189)	985
(Provision) benefit for income taxes	1,969	(800)
Net income (loss)	$ (3,220)	$ 185

see accompanying notes

EPI INVESTMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKERHOLDER'S EQUITY
For the years ended December 31, 2001 and 2000

	Common Stock		Paid-In	Retained Earnings	Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balances at January 1, 2000	1,000	$ 100	$ 20,500	$ 2,351	$ 22,951
2000 net income (loss)	---	---	---	185	185
Balances at December 31, 2000	1,000	100	20,500	2,536	23,136
2001 net income (loss)	---	---	---	(3,220)	(3,220)
Balances at December 31, 2001	1,000	$ 100	$ 20,500	$ (684)	$ 19,916

see accompanying notes

EPI INVESTMENT GROUP, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ (3,220)	$ 185
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	---	66
(Increase) decrease in accounts receivable	44,475	(44,475)
Decrease (increase) in due to affiliates	(31,968)	33,863
Net cash used in operating activities	12,507	(10,546)
Net increase (decrease) in cash	9,287	(10,361)
Cash at beginning of year	13,629	23,990
Cash at end of year	$ 22,916	$ 13,629
Supplemental disclosures:		
Income taxes paid	$ ---	$ ---

see accompanying notes

1. Organization and summary of significant accounting policies

EPI Investment Group, Inc. ("EPIIG"), a California corporation and a wholly owned subsidiary of Everest Properties, Inc. ("EPI"), was formed on August 31, 1994 to operate as a licensed broker-dealer pursuant to Section 15(b) of the Securities Exchange Act. EPIIG's purpose as a licensed broker-dealer is to sell limited partnership interests and REIT shares on the behalf of its affiliated companies.

EPIIG is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(i). EPIIG is a member of the National Association of Securities Dealers, Inc.

The parent corporation, EPI, is not a registered broker-dealer.

EPIIG is a member of the Securities Investor Protection Corporation ("SIPC"). SIPC has suspended assessments based on net operating revenue at the time of this report. Therefore, a SIPC supplemental report is not included.

2. Summary of significant accounting policies

Method of accounting
EPIIG prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America. EPIIG's year end for tax and financial reporting purposes is December 31.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Other assets
Broker license costs and organization costs are stated at cost and are amortized using the straight-line method over five years.

Amortization expense the years ended December 31, 2001 and 2000 was $0 and $66, respectively.

Reclassifications
Certain reclassifications were made to the 2000 financial statements presentation in order to conform to the 2001 financial statements presentation.

3. Net capital

EPIIG does not receive or hold customer securities or cash. As a result, the minimum net capital required by the Securities and Exchange Commission under Rule 15c3-1 is the greater of $5,000 or 6.67% of aggregate indebtedness, as defined. As of December 31, 2001 and 2000, EPIIG had net capital of $19,916 and $23,136, respectively, and required net capital of $5,000.

4. Conversion from S corporation status

EPIIG was incorporated as an S corporation in the state of California upon inception. On June 30, 1995, 100% of EPIIG common stock was purchased by EPI, a C corporation. The purchase of 100% of EPIIG common stock by EPI effectively converted EPIIG into a C corporation.

5. Income taxes

EPIIG is a wholly owned subsidiary of EPI. EPIIG is included as a member in the consolidated corporate tax return of EPI. Income taxes for the consolidated group are allocated to the consolidated group members by treating each member as if it were a separate taxpayer. The allocated amount of the income taxes of the consolidated group are accounted for via an intercompany payable between the parent corporation and its affiliates. The intercompany payable account is limited to reflecting only EPIIG's current taxes.

For the years ended December 31, 2001 and 2000, the intercompany payable for income taxes was $0 and $1,969, respectively. There was an income tax benefit for the year ended December 31, 2001 of $1,969 and a provision for income taxes of $800 in 2000.

6. Related party transactions

Medallion guarantee services and other services
During 2000 and 2001, EPIIG entered into various agreements with Everest Properties II, LLC and its affiliates (the "Company") for providing the following services:

EPIIG will provide the Company and its affiliates medallion guarantee of signatures for a fee of one quarter of one percent (0.25%) of the aggregate dollar amount of the transaction for which the signature is required. EPIIG will also provide assistance in developing capital resources for use by the Company in its investment activities for a commitment fee of either between $10,000 and $25,000 or one half percent (0.50%) of all capital for which the Company receives a binding commitment or subscription.

For the years ended December 31, 2001 and 2000, total fees received from the Company were $140,602 and $150,349, respectively.

Management fee, general and administrative, and rent expense
On January 1, 1997, EPIIG entered into the Management Services Agreement with the Company in which EPIIG will pay the Company monthly fees for executive, management and administrative services rendered on behalf of EPIIG. In addition, EPIIG will also reimburse the Company for an allocated monthly rent expense. For the years ended December 31, 2001 and 2000, the following amounts were paid from EPIIG to the Company:

	2001	2000
Management Fee	$ 72,000	$ 72,000
General and administrative expense	36,075	36,075
Rent expense	12,000	12,000
Total	$ 120,075	$ 120,075

SUPPLEMENTAL INFORMATION

EPI INVESTMENT GROUP, INC.
RECONCILIATION OF NET CAPITAL AND
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
For the year ended December 31, 2001

Total stockholder's equity at December 31, 2001	$ 19,916
Adjustments:	
Non-allowable assets	(—)
Net capital	$ 19,916
Aggregate indebtedness ("AI")	
Total liabilities in statement of financial condition	$ 3,000
Computation of basic net capital requirements:	
Minimum net capital required (6.67% of AI)	$ 200
Minimum dollar net capital required	$ 5,000
Minimum net capital requirement	$ 5,000
Excess net capital	$ 14,916
Excess of net capital at 1,000% (net capital - 10% of AI)	$ 19,616
Percentage of aggregate indebtedness to net capital	.15 to 1

EPI INVESTMENT GROUP, INC.
RECONCILIATION OF NET CAPITAL PER AUDITED
AND UNAUDITED FOCUS REPORT
SCHEDULE II
For the year ended December 31, 2001

Net capital per unaudited FOCUS report	$	20,948
Audit adjustments:		
Current year audit adjustments		(1,032)
Net capital per auditors' computations	$	19,916

EPI INVESTMENT GROUP, INC.
EXEMPTION FROM CUSTOMER PROTECTION RULE 15c3-3
For the year ended December 31, 2001

Exemptive provision:

In the opinion of management, EPI Investment Group, Inc. is exempt from the provisions of Rule 15c3-3 in that EPI Investment Group does not receive, hold or otherwise perform custodial functions relating to customer securities.


NOVOGRADAC & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

ATLANTA SAN FRANCISCO AUSTIN

To the Board of Directors of EPI Investment Group, Inc.:

In planning and performing the audits of the financial statements of EPI Investment Group, Inc. ("EPIIG") for the years ended December 31, 2001 and 2000, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by EPIIG that we considered relevant to the objectives stated in rule 17a-5(g)-1 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by EPIIG in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because EPIIG does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of EPIIG is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which EPIIG has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure, practices and procedures to future periods is subject to the risks that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation might deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to material weaknesses as defined above.

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that EPIIG's practices and procedures were adequate as of December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealer, Inc., and should not be used for any other purpose.

Niroguduai & Company LLP

January 17, 2001
San Francisco, California

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: EPI INVESTMENT GROUP, INC. [0013]

SEC File Number: 8- 47728 [0014]

Address of Principal Place of Business: 199 SOUTH LOS ROBLES AVENUE #4 [0020]

PASADENA [0021] CA [0022] 91101 [0023]

Firm ID: 37422 [0015]

For Period Beginning 10/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: W. ROBERT KOHORST, PRESIDENT [0030] Phone: 626-585-5920 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

			Allowable	Non-Allowable	Total
1.	Cash		22,916 [0200]		22,916 [0750]
2.	Receivables from brokers or dealers:				
	A.	Clearance account	[0295]		
	B.	Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers		[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:				
	A.	Exempted securities	[0418]		
	B.	Debt securities	[0419]		
	C.	Options	[0420]		
	D.	Other securities	[0424]		
	E.	Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:				
	A.	At cost [0130]			
	B.	At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[0460]	[0630]	0 [0880]

A. Exempted securities	[0150]			
B. Other securities	[0160]			
7. Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
A. Exempted securities	[0170]			
B. Other securities	[0180]			
8. Memberships in exchanges:				
A. Owned, at market	[0190]			
B. Owned, at cost			[0650]	
C. Contributed for use of the company, at market value			[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	[0680]	0 [0920]
11. Other assets		[0535]	[0735]	0 [0930]
12. TOTAL ASSETS		22,916 [0540]	0 [0740]	22,916 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	1,968 [1205]	[1385]	1,968 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]

	from outsiders [0990]			
C.	Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	1,968 [1230]	0 [1450]	1,968 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ______ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	100 [1792]
	C. Additional paid-in capital	20,500 [1793]

D.	Retained earnings	348 [1794]
E.	Total	20,948 [1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	20,948 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	22,916 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2001 [3932]	Period Ending 12/31/2001 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		32,445 [3995]
9.	Total revenue		32,445 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[4120]
11.	Other employee compensation and benefits	18,000 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]

a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		17,550 [4100]
16.	Total expenses		35,550 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-3,105 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a.	After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
a.	After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-3,105 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	12,445 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			20,948 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			20,948 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			20,948 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		0 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	0 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			20,948 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			

A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			20,948 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	131 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	15,948 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	20,751 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		1,968 [3790]
17.	Add:		
A.	Drafts for immediate credit	[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		1,968 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 9 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		24,053 [4240]
A.	Net income (loss)		-3,105 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		20,948 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]